Exhibit 99.1

JA Solar to Host First Quarter 2015 Results Conference Call on May 18, 2015

SHANGHAI, China, May 6, 2015 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will hold a conference call on Monday, May 18, 2015, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s first quarter 2015 results.

The Company will release its first quarter 2015 results before the market opens that same day.

Dial-in details for the live conference call are as follows:

International:	+65-6723-9381
U.S.:	+1-866-519-4004
Hong Kong:	+852-3018-6771

Passcode:	JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:	+ 61-2-8199-0299
United States:	+1-855-452-5696

Passcode:	41553375

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please contact:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583-7526

Email: victor.kuo@icrinc.com